Direct Dial: (212) 373-3161
Email: akrause@paulweiss.com

May 13, 2024

VIA EDGAR

Shane Callaghan and Christina Chalk, Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crown Castle Inc. DEFA14A Filed on May 3, 2024 File No. 001-16441

Dear Mr. Callaghan and Ms. Chalk:

On behalf of our client, Crown Castle Inc. (the “Company”), we hereby acknowledge receipt of the comment letter, dated May 6, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Definitive Additional Materials (the “May 3 Additional Materials”).  In connection with the Company’s response to the Comment Letter, the Company is filing revised Definitive Additional Materials (the “May 13 Additional Materials”), which include changes in response to the Staff’s comments. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

DEFA14A Filed May 3, 2024

General

1.	Refer to the following statements in the investor presentation:

•	“As part of its lawsuit, Boots Capital sought . . . to object to the appointment of our new CEO Steven Moskowitz to the Board and its resulting expansion of the Board” (emphasis added) (page 26).
•	“Boots has interfered with the Fiber review at multiple stages through unneeded & baseless litigation . . . by seeking to keep our CEO, a critical input in the review, off the Board” (emphasis added) (page 27).

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Please provide support for these assertions in revised soliciting materials. Where statements are recharacterized as opinions or beliefs, support representing an appropriate factual foundation should still be provided where the statements appear. See Note (b) to Exchange Act Rule 14a-9.

Response: The Company respectfully acknowledges the Staff’s comment.

The Company notes that the assertions quoted above are partial quotes of the statements that have been excerpted from the May 3 Additional Materials. Reproduced in full, the statements read as follows:

1.	“As part of its lawsuit, Boots Capital sought court orders to stop the important work of the Fiber Review Committee and the CEO Search Committee and again later to object to the appointment of our new CEO Steven Moskowitz to the Board and its resulting expansion of the Board.”

2.	“Boots has interfered with the Fiber review at multiple stages through unneeded & baseless litigation, first by seeking to stop the committee’s work and second by seeking to keep our CEO, a critical input in the review, off the Board.”

The Company is of the view that these statements are accurate descriptions of Boots Capital’s actions. On February 27, 2024, Boots Capital filed a Motion for Order to Maintain Status Quo and submitted a Proposed Order which, inter alia, would have prevented the Company from “holding any meetings of the Fiber Review Committee or CEO Search Committee, or taking any actions recommended by such committees.” Miller, et al. v. Bartolo, et al., C.A. No. 2024-0176-JTL (Del. Ch.), Dkt. No. 1. Therefore, Boots Capital indeed sought court orders to enjoin the work of the Fiber Review Committee and the CEO Search Committee. On April 12, Boots Capital filed a Motion for Status Quo Order, Corrective Disclosure, and Re-Expedition of Discovery which asked the Court to “enjoin[]” the expansion of the Board. Id. at 96. The motion noted that the purpose of expansion was for Crown Castle “to add its newly appointed CEO” to the Board. Id. at 1. The Company’s purpose for expanding the Board was also made clear by the Company in its announcement in its Current Report on Form 8-K filed on April 10, 2024.

The Board specifically expanded the size of the Board for the purpose of adding Mr. Moskowitz to the Board. It did so for no other reason – the Company’s expansion of the Board and the addition of Mr. Moskowitz went hand-in-hand. The Board then agreed with Boots Capital to withdraw its expansion of the Board – which the Company did as part of a negotiated concession to Boots Capital in order to moot the litigation brought by Boots Capital. While Boots Capital belatedly expressed its view that the Company should effectuate such a reduction in size by removing a director other than Mr. Moskowitz from its slate, it acknowledged that it would ultimately be up to the Board to decide which candidate should be removed.

The fact that removing a different director was not the Company’s elected course of action does not change the fact that Boots Capital unequivocally opposed the Board’s original action, which was to expand the Board for the sole purpose of adding the CEO to the Board.

Accordingly, the Company believes that no revisions to the May 3 Additional Materials with respect to the foregoing assertions are warranted at this time.

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2.	Refer to our last comment above. Provide support for your assertions on page 3 of the investor presentation that “Ted Miller is attempting to gain control of Crown Castle . . .” and “install himself as Executive Chair, or Chair in some capacity.” Please revise to provide support, given that Mr. Miller is only seeking a minority of Board seats.

Response: The Company respectfully acknowledges the Staff’s comment.

In its statement that Mr. Miller is attempting to gain “control” of Crown Castle, the Company is of the view that Mr. Miller is seeking “control” of the Company by attempting to gain significant and disproportionate influence on the Board which can be achieved without holding a majority of the Board’s seats. Boots Capital has itself used the word “control” in this sense within the scope of this proxy contest. For example, the Company respectfully refers the Staff to Boots Capital’s press release filed on DFAN14A on February 20, 2024 (the “Boots Press Release”). There, Boots Capital expressed its dissatisfaction with the Company’s Cooperation Agreement with Elliott Investment Management L.P., Elliot Associates, L.P. and Elliot International, L.P., (together, “Elliott” and such agreement, the “Cooperation Agreement”), pursuant to which two directors were appointed to the Board (Messrs. Genrich and Patel). In the Boots Press Release, Boots Capital stated that “the Cooperation Agreement enshrines Elliott as the de facto controller of the Company, with direct influence at the board level and across the committees that control Crown Castle’s strategic future” (Boots Press Release, emphasis added).

Since Boots Capital is requesting that four Board seats be filled with individuals directly affiliated with and having allegiances to Mr. Miller, including his son-in-law and two of his friends—double the two Board seats held by Elliott appointees with which Boots Capital took issue in the Boots Press Release—the Company is of the view that this comprises “control” in the sense that it would enable Mr. Miller to exert significant “control over Crown Castle’s strategic future” or serve as a “de facto controller of the Company”, to use Mr. Miller’s own words.

The Company also respectfully refers the Staff to Boots Capital’s earlier statements in the Boots Press Release issued on February 20, 2024. In addition to citing Mr. Miller’s request to be appointed Executive Chairman—with no mention of only serving in such capacity until a new CEO was identified—Boots Capital cited language in Basho Techs. Holdco B, LLC v. Georgetown Basho Inv’rs, LLC, C.A. No. 11802-VCL, 2018 WL 3326693, at *27 (Del. Ch. July 6, 2018), stating:

Broader indicia of effective control also play a role in evaluating whether a defendant exercised actual control over a decision. Examples of broader indicia include ownership of a significant equity stake (albeit less than a majority), the right to designate directors (albeit less than a majority), decisional rules in governing documents that enhance the power of minority stockholder or board-level position, and the ability to exercise outsized influence in the board room, such as through high-status roles like CEO, Chairman, or founder (emphasis added).

According to this case cited by Boots Capital, ceding the Executive Chair or other Chair role to Mr. Miller would amount to “broader indicia of effective control,” notwithstanding his later

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contradictions in subsequent statements. Putting such inconsistencies aside, the Company is of the view that there is a strong possibility that Mr. Miller would exercise “effective control” over the Company if elected to the Board.

With respect to the statement that “Mr. Miller is seeking to install himself as Executive Chair, or Chair in some capacity”, the Company respectfully refers the Staff to the fact that, in its own materials distributed on May 1, 2024, Boots Capital described its own settlement proposal as requiring that Mr. Miller be appointed “Co-Chairman along with Rob Bartolo” (Boots Capital Definitive Additional Materials, page 40). Only five days later, Boots Capital contradicted itself in two Definitive Additional Materials filed on May 6, 2024 by denying ever making such an offer. Boots Capital claimed that the offer “stated no requirement of a Chair role in any capacity, with all directors being equal” (Boots Capital Definitive Additional Materials filed May 6, 2024, page 5) and “did not involve an ‘executive chairman’ nor a ‘co-chairman’ request” (Boots Capital Press Release filed May 6, 2024). Boots Capital has therefore been inconsistent in its own statements about the proposal, which, by its own admission on May 1, 2024—the last statement Boots Capital had made as of the time that the Company filed the May 3 Additional Materials—required that Mr. Miller be appointed Co-Chair alongside Mr. Bartolo. Accordingly, the Company believes that no revisions to the May 3 Additional Materials with respect to the foregoing assertions are warranted at this time.

3.	Refer to our comments above and to the assertions on page 27 of the investor presentation to the effect that Boots Capital's claimed buyers and financing sources are illusory. Please provide support for these assertions in revised soliciting materials, and avoid making them in any future materials without providing adequate support.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company will refrain from referring to such parties as “illusory” in further solicitation materials and will instead state that the specific identities of such buyers and financing sources remain unknown to the Company.

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The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you require any additional information or have any additional questions, please contact me at 212-373-3161.

Very truly yours,
/s/ Andrew D. Krause
Andrew D. Krause

cc:	Donald J. Reid
Crown Castle Inc.